UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 3, 2019

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

Navios Maritime Holdings Inc. today issued a press release announcing a private offering relating to Corporacion Navios Sociedad Anonima, a subsidiary of Navios South American Logistics Inc.

A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

EXHIBITS

Exhibit Number	Description
99.1	Press Release dated June 3, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: June 3, 2019	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer